14048535

SECURITIES A[...]

Washington, D.C. 20549

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SEC FILE NUMBER
8- 17925

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Sciences, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Milk Street, 2nd Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yun-Ying Chien (617) 338-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

DD 3/24/14

OATH OR AFFIRMATION

I, Yun-Ying Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sciences, Inc. of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAO-SHU HO
MY COMM. EXPIRES MARCH 10, 2017
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Financial Sciences, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Financial Sciences, Inc. (a Massachusetts corporation) (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 20, 2014

FINANCIAL SCIENCES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$ 1,043,685
Deposit with clearing organization	50,000
Marketable securities	447,726
Other assets	219
Total assets	$ 1,541,630

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,024
Securities sold, not yet purchased	11,420
Total liabilities	18,444
Stockholders' equity:	
Common stock, $30 par value, authorized and issued 5,000 shares; 4,800 shares outstanding	150,000
Additional paid-in capital	542,754
Retained earnings	891,427
	1,584,181
Less: Treasury stock, 200 shares at cost	(60,995)
Total stockholders' equity	1,523,186
Total liabilities and stockholders' equity	$ 1,541,630

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2013

Revenues:	
Commissions and fees	$ 246,860
Interest and dividends	8,350
Trading gains	72,239
Other income	399
	327,848
Operating expenses:	
Compensation and related expense	135,692
Communications and data processing	9,320
Floor brokerage and clearing costs	74,357
Rent	30,000
Professional fees	6,500
Regulatory fees and other costs	10,037
Depreciation	500
Other expenses	3,732
	270,138
Net income before corporate taxes	57,710
Provision for corporate taxes	3,960
Net income	$ 53,750

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Treasury	Retained	
	Shares	Amount	Capital	Stock	Earnings	Total
Balance, January 1, 2013	5,000	$ 150,000	$ 542,754	$ (60,995)	$ 837,677	$ 1,469,436
Net income	-	-	-	-	53,750	53,750
Balance, December 31, 2013	5,000	$ 150,000	$ 542,754	$ (60,995)	$ 891,427	$ 1,523,186

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	53,750
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		500
Changes in operating assets and liabilities:		
Deposit with clearing organization		66,356
Commission receivable		17,060
Other assets		7,583
Marketable securities		(107,443)
Accounts payable and accrued expenses		(427)
Securities sold, not yet purchased		11,420
Net cash provided by operating activities		48,799
Net increase in cash during the year		48,799
Cash, beginning of year		994,886
Cash, end of year	$	1,043,685

See notes to financial statements

FINANCIAL SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 **Organization and nature of business**

Financial Sciences, Inc. (the "Company") was formed in 1974 as a Massachusetts corporation. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts.

Note 2 **Summary of significant accounting policies**

Securities
Security positions resulting from proprietary trading are reported at fair value in accordance with fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. At December 31, 2013 the Company held investments with a fair value of $447,726.

Revenue recognition
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade-date basis.

Income taxes
Accounting standards require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions (continued)
If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company's income tax returns for the past three years remain open to examination by the taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 7). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value include marketable securities and securities sold, not yet purchased.

Subsequent events
The Company has evaluated subsequent events through February 24, 2014, which is the date the financial statements were available to be issued.

Note 3 **Concentrations**

Cash
The Company maintains its cash in bank deposits accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts.

Note 3 **Concentrations (continued)**

Trading and brokerage activities
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, the Company has sold options that it does not currently own and therefore may be obligated to purchase the underlying securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013 at the fair values of the related securities and will incur a loss if the fair value of the related securities decreases subsequent to December 31, 2013. The Company controls this risk through a variety of reporting and control procedures.

Note 4 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $1,430,299, which was $1,330,299 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 0.0049 to 1.

Note 5 **Income taxes**

The deferred tax assets include the following components at December 31, 2013:

	Federal	State	Total
Deferred tax asset	$ 10,000	$ 4,000	$ 14,000
Valuation allowance	(10,000)	(4,000)	(14,000)
Net deferred tax asset	$ -	$ -	$ -

The deferred tax asset results from net operating loss carryforwards. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. The valuation allowance decreased by $13,118 during the year ended December 31, 2013.

Note 5 **Income taxes (continued)**

At December 31, 2013, the provision for corporate taxes consisted of $3,960 related to state taxes.

The Company has available net operating loss carryforwards of approximately $68,000 for federal tax purposes and approximately $45,000 for Massachusetts state tax purposes. The federal and Massachusetts state net operating losses can be used to offset future taxable income and expire at various dates through 2033 and 2018, respectively.

Note 6 **Clearing agreement and restricted cash**

The Company has entered into an agreement with Southwest Securities, Inc. ("SWS") to act as their clearing agent. In connection with this agreement, SWS has required the Company to maintain a deposit of $50,000, which is held in an interest bearing account.

Note 7 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value. These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note 7 **Fair value measurements (continued)**

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2013.

Marketable securities: Consist of equity securities that are valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets and liabilities at December 31, 2013:

Assets	Level 1	Level 2	Level 3	Total
Marketable securities	$ 447,726	$ -	$ -	$ 447,726
Liabilities				
Securities sold, not yet purchased	(11,420)	-	-	(11,420)
	$ 436,306	$ -	$ -	$ 436,306

FINANCIAL SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Note 8 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(ii).

FINANCIAL SCIENCES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2013

Capital		
Stockholder's equity		$ 1,523,186
Net capital before deducting non-allowable assets		$ 1,523,186
Non-allowable assets:		
Other assets		(219)
		1,522,967
Haircuts on securities:		
Options	(25,509)	
Other securities	(67,159)	
		(92,668)
Net capital		1,430,299
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 7,024
Computation of basic net capital requirement		
Minimum net capital required		$ 468
Minimum dollar net capital required		100,000
Net capital requirement		100,000
Excess net capital		$ 1,330,299
Net capital less 120% of minimum dollar net capital required		$ 1,310,299
Percentage of aggregate indebtedness to net capital		0.49%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's part II (unaudited) focus report	$ 1,430,299
Net capital per above	$ 1,430,299

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Financial Sciences, Inc.

In planning and performing our audit of the financial statements of Financial Sciences, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 20, 2014